Exhibit 99.1

Brookfield Residential Properties Inc.

News Release
BROOKFIELD RESIDENTIAL PROPERTIES INC. AND BROOKFIELD RESIDENTIAL US CORPORATION ANNOUNCE OFFERING OF SENIOR UNSECURED NOTES

All dollar references are in U.S. dollars unless noted otherwise.

Calgary, Alberta, June 18, 2013 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. and Brookfield Residential US Corporation (collectively, “Brookfield Residential”, “we” or the “Company”) today announced a proposed offering of $400 million aggregate principal amount of senior unsecured notes due 2022. The notes will be offered in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in accordance with Regulation S under the Securities Act.  The notes will be offered in Canada under available prospectus exemptions.

The precise timing, size and terms of the offering are subject to market conditions and other factors.  We intend to use the net proceeds from the offering to repay a portion of our project-specific financings and bank indebtedness and for general corporate purposes.

The notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.  Any offers of the notes will be made only by means of a private offering circular.

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures.  Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

Brookfield Residential US Corporation is a Delaware corporation and is a wholly-owned subsidiary of Brookfield Residential Properties Inc. and the holding company for our U.S. operations.

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Please note that Brookfield Residential Properties Inc.’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com (the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at  www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole_french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Forward-Looking Statements

This news release includes statements that express the Company’s opinions, expectations, beliefs, plans or objectives regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts. Although forward-looking statements are based on information and assumptions that the Company believes are current, reasonable and complete, they are subject to a number of factors that could cause actual results to vary materially from those expressed or implied by such forward-looking information. Such factors may include the failure to successfully market the notes or failure to satisfy certain conditions in connection with the issuance of the notes. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Although we base our forward-looking statements on assumptions that we believe were reasonable when made, we caution you that forward-looking statements are not guarantees.

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